EXHIBIT 99.3

                          PRICEWATERHOUSECOOPERS LETTERHEAD


    The Directors
    Westpac Securitisation Management Pty Limited
    60 Martin Place
    SYDNEY NSW 2000

    29 December  1999

    Subject:  Form 20-F

    Dear Sirs

    We hereby consent to the inclusion in the Form 20-F for the series 1998-1G WST Trust for the year ended June 30, 1999 of our report, dated February 15, 1999 on our custodial services audit undertaken in accordance with Clause 3.3 of the Westpac Securitisation Trusts Servicing Agreement.

    Yours faithfully


         /s/ PricewaterhouseCoopers
    -----------------------------------
    PricewaterhouseCoopers
    Chartered Accountants



         /s/ MJ Codling
    ------------------------------------
    MJ Codling
    Partner



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